IRWIN A. KISHNER PARTNER Direct Tel: 212.592.1435 Direct Fax: 212.545.3400 Email: ikishner@herrick.com

August 18, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Manning & Napier, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-175309

Ladies and Gentlemen:

On behalf of our client, Manning & Napier, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 28, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on July 1, 2011 (File No. 333-175309) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

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August 18, 2011

General

1.	Please provide us with your comprehensive analysis, which should include citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 29 under the heading “If we were deemed an investment company under the 1940 Act...” and on page 94 under the heading “SEC Regulation.” Please note that we may have further comments upon reviewing your response.

The Company acknowledges the Staff’s comment. The Company respectfully submits that none of (i) the Company, (ii) Manning & Napier Group, its deemed wholly-owned subsidiary pursuant to Section 2(a)(43) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or (iii) Manning & Napier Group’s operating subsidiaries, will be investment companies within the meaning of the Investment Company Act, as each will be engaged in a non-investment company business and will not hold “investment securities” having a value of more than 40% of its assets, as discussed below.

Upon completion of the reorganization transactions described in the prospectus, the Company’s sole asset will be its equity interests in Manning & Napier Group. The non-investment advisory businesses currently conducted by the Manning & Napier Companies will be conducted by Manning & Napier Group, which will be the Company’s deemed wholly owned-subsidiary under the Investment Company Act. Manning & Napier Group will, in turn, conduct some or all of the businesses of the Manning & Napier Companies through new wholly-owned subsidiaries (collectively, the “Operating Subsidiaries”). The Company will be the sole managing member of Manning & Napier Group and will have the exclusive right to control the management of Manning & Napier Group. In addition to serving as its sole managing member, the Company will also hold a minority interest in the Class A units of Manning & Napier Group.

The definition of “investment company” for purposes of the Investment Company Act includes any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” “Investment security” is defined in Section 3(a)(2) of the Investment Company Act to include all securities except Government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries that are not investment companies and are not excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Operating Subsidiaries

Upon the consummation of the reorganization transactions, the Operating Subsidiaries will be engaged in non-investment company businesses and less than 40% of their

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assets will be composed of investment securities. For example, more than 60% of the assets of the registered investment adviser Operating Subsidiary will be composed of receivables relating to investment management contracts with such Operating Subsidiary’s clients. The investment management contracts clearly are not securities within the meaning of Section 2(a)(36) of the Investment Company Act. Similar analysis would apply for each other Operating Subsidiary. As a result, following the consummation of the reorganization transactions, each Operating Subsidiary will be engaged primarily in a non-investment company business, and “investment securities” will be less than 40% of such Operating Subsidiary’s total assets (excluding cash items and U.S. government securities) on an unconsolidated basis. Accordingly, the Operating Subsidiaries will not fall within the definition of “investment company” under Section 3 of the Investment Company Act.

Manning & Napier Group

Because more than 60% of the total assets (excluding cash items and U.S. government securities) of Manning & Napier Group on an unconsolidated basis will consist of its interests in the wholly-owned Operating Subsidiaries, and those interests will not be “investment securities” because the Operating Subsidiaries will be majority owned by Manning & Napier Group and will not be relying on the Section 3(c)(1) or Section 3(c)(7) exemptions, Manning & Napier Group will not fall within the definition of “investment company” under Section 3 of the Investment Company Act.

The Company

Upon the consummation of the reorganization transactions, the Company will serve as the sole managing member of Manning & Napier Group and hold a minority interest of the Class A units of Manning & Napier Group. The courts and the Staff have concluded that neither general partner interests nor managing member interests are securities (and therefore are not investment securities) where the holder of such an interest has operational control over the issuer of the interest.1 The Company, as the sole managing member of Manning & Napier Group, will have sole management control over Manning & Napier Group such that the companies might be viewed as the alter egos of each other for purposes of this Investment Company Act analysis. Because none of the membership units issued by Manning & Napier Group and owned by the Company will be “investment securities” as defined in the Investment Company Act, investment securities will comprise less than 40% of the Company’s total assets (excluding cash items and Government securities) on an unconsolidated basis.

[1]	With respect to general partner interests, see, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens, & Clarke, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986). The courts have reached the same conclusion regarding managing member interests of limited liability companies. See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001).

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August 18, 2011

Accordingly, the Company will not fall within the definition of an “investment company” under Section 3 of the Investment Company Act.2

2.	It is not clear when you intend to complete the reorganization transactions and whether the corporate reorganization will be completed prior to the effective date of the registration statement. As such, please clarify your use of the phrase “prior to the consummation of this offering,” which is used throughout the prospectus to describe the timeframe for completing the reorganization transactions.

In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus to clarify that the reorganization transactions will be completed prior to the effectiveness of the Registration Statement.

3.	In connection with the reorganization transactions, we note that the registrant’s common shares will be issued prior to the consummation of this offering and that some of the Class A shares of common stock to be issued to M&N Group Holdings pursuant to the terms of an exchange agreement with Manning & Napier Group are registered for resale on behalf of M&N Group. Please advise us as to whether or not the equity holders of Manning & Napier Group have made an enforceable, final and binding commitment to purchase the shares of Class A common stock they will receive in connection with the reorganization and pursuant to the terms of the exchange agreement. If the terms on which the equity interests will be exchanged are fixed in accordance with a method or formula that varies only as the initial public offering price varies, please advise. Also cite us to the provisions of the applicable contractual arrangement that binds the parties. For general guidance relating to the ability to register a secondary offering when the securities to be offered are not outstanding at the time of filing, please refer to Question 139.06 of our Securities Act Sections Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment. The Company respectfully submits that M&N Group Holdings will no longer be a selling stockholder in the offering, and the Company has removed all references to the selling stockholder throughout the prospectus.

4.	We note that you have omitted information beyond that permitted by Rule 430A of Regulation C. Please provide sufficient time for us to process your filing once you

[2]	We note that the Company’s interest in Manning & Napier Group, even if not viewed as the equivalent of a general partnership interest, would not be “investment securities” because Manning & Napier Group is a wholly-owned subsidiary of the Company. Section 2(a)(43) of the Investment Company Act defines “wholly-owned subsidiary” to include any company “95 per centum or more of the outstanding voting securities of which are owned by such person . . . .” Section 2(a)(42) of the Investment Company Act defines “voting security” to include any security “presently entitling the owner or holder thereof to vote for the election of directors of a company.” In the context of Manning & Napier Group, where (i) the Company is the sole managing member, (ii) the sole managing member has sole management control over Manning & Napier Group and (iii) no person owns any right to vote to remove, or to remove, the Company as sole managing member, the Company effectively owns all “voting securities” of Manning & Napier Group.

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include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional issues as part of our review.

The Company acknowledges the Staff’s comment. The Company intends to provide the omitted non-Rule 430A information in a subsequent amendment to the Registration Statement, and will provide the Staff with sufficient time to process such disclosure.

5.	As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

FINRA has not yet approved the amount of compensation to be paid to the underwriters but the Company will inform the Staff when it has done so. The underwriters will arrange to have FINRA, prior to the effectiveness of the Registration Statement, call the Staff or provide the Staff with a letter indicating that FINRA has cleared the filing and has no additional concerns.

6.	Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated its financial information in accordance with Rule 3-12 of Regulation S-X by including financial information and financial statements for the six months ended June 30, 2011 in Amendment No. 1.

7.	Please provide a currently dated, signed auditor’s consent with your next amendment.

In response to the Staff’s comment, the Company has provided a currently dated, signed auditor’s consent as Exhibit 23.1 to Amendment No. 1.

Basis of Presentation, page ii

8.	We note your reference to third parties throughout your prospectus as the source for certain industry and market information. If any of these sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. In this regard, we note your disclosure under this heading suggesting that some of your sources are not publicly available.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the prospectus to clarify that these third party sources are publicly available sources.

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Prospectus Summary, page 1

9.	Please address whether there are any business practices or investment philosophies you may implement or utilize in an effort to maximize the investment performance of your managed accounts, mutual funds, and investment trust funds that may diverge with the interests of public holders of your Class A shares. For example, we note your disclosure on page 17 relating to a reduction of fees that may have negative impact on profit margins and results of operations. Please address the prospect that management may initiate certain strategies or adhere to certain investment principles, such as regulating the size of AUM, as a way to either remain competitive or protect or secure positive returns for your clients and fund investors, that may deviate from the interests of public shareholders since those practices potentially may not lead to an increase in the value of the company’s Class A shares. At a minimum, we would expect to see prominent disclosure addressing how management intends to supervise the conflicts of interest emanating from the duties owed to clients and fund investors and those owed to holders of Class A shares, which, in some respects, appear to be divergent.

The Company’s business practices and investment philosophies are designed to provide competitive absolute returns over full market cycles, which provides the Company with a dedicated mechanism to maintain pricing discipline in the Company’s investment decisions. These business practices and investment philosophies, as well as the Company’s other portfolio management practices and philosophies described in the prospectus in the “Business” section beginning on page 88, taken as a whole, are not expected to diverge from the interests of the public holders of the Company’s Class A common stock, taken as a whole, as maximizing the investment performance of its managed accounts, mutual funds and investment trusts is expected to translate into increased value of the Company’s Class A common shares. As stated on pages 17 and 18 of the prospectus, any reduction in fees would be designed to either retain existing business or to attract new business, which the Company respectfully submits does not cause a conflict of interest between the Company’s business practices or investment philosophies, on the one hand, and the interests of public holders, on the other hand. Further, any such reduction in fees, if any, is and would be implemented only after careful consideration by the Company of the relative costs and benefits of doing so, consistent with the Company’s fiduciary duties.

Similarly, the Company respectfully submits that its initiation of certain strategies or adherence to certain investment principles, such as regulating the size of its AUM, as a way to either remain competitive or protect or secure positive returns for the Company’s clients and fund investors, is not a conflict between the Company’s business practices or investment philosophies, on the one hand, and the interests of public holders, taken as a whole, on the other hand, as any decisions to regulate the size of AUM would be made to remain competitive or continue to produce attractive returns, thus seeking to increase the value of the Company’s Class A common stock.

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August 18, 2011

Notwithstanding the foregoing, the Company has revised the disclosure on pages 17, 18 and 19 of the prospectus to clarify the risks described therein.

In addition, in response to the Staff’s comment to address how management intends to supervise the conflicts of interest emanating from the duties owed to clients and fund investors and those owed to holders of Class A shares, the Company has revised the disclosure on pages 26 and 27 of the prospectus.

Overview, page 1

10.	Please briefly explain the usefulness of the chart set forth under this heading. Please also comply with this comment on page 82. It is not clear why you emphasize size of AUM compared against the benchmarked return of the S&P 500 particularly in light of other disclosure in your prospectus which indicates that management eschews returns relative to benchmarks but rather focuses on absolute dollar returns.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 88 of the prospectus to delete the benchmarked return of the S&P 500. The Company has also revised the disclosure on pages 1 and 88 of the prospectus to clarify that the chart illustrates the disclosure immediately preceding such chart.

11.	Please clarify the meaning of the following disclosure set forth on page 2: “We have separate account portfolios that mirror each of the mutual funds illustrated above, each of which has earned similar cumulative investment returns to those we have earned for our mutual funds.” Please also comply with this comment on page 83.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 2 and 89 of the prospectus.

Our Strategy, page 5

12.	Please define “wire-house advisors.”

In response to the Staff’s comment, the Company has revised references to “wire-house advisors” and “wirehouse brokers” throughout the prospectus to “national brokerage firm advisors.” See, e.g., pages 2, 5, 63, 65, 90, 94 and 98 of the prospectus.

Structure and Reorganization, page 6

13.	Please provide a diagram of your current ownership structure before giving effect to the reorganization transactions described in your prospectus. Please also comply with this comment under the heading “Our Structure and Reorganization” on page 36.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the prospectus. However, the Company respectfully submits that the diagram of its

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current ownership structure before giving effect to the reorganization transactions described in the prospectus is not a key aspect of the offering and accordingly should not be highlighted in the prospectus summary pursuant to Item 503 of Regulation S-K.

14.	Please include in the diagrams of your organizational structure the percentage of voting and economic rights attributable to each group of investors based on the type and amount of securities that they either currently or will hold.

The Company acknowledges the Staff’s comment. The Company has revised the disclosure on pages 6 and 39 of the prospectus to include placeholders for the percentage of voting and economic rights attributable to each group of investors based on the type and amount of securities they hold. The Company will provide the omitted non-Rule 430A information in a subsequent amendment to the Registration Statement and will provide the Staff with sufficient time to process such disclosure.

In addition, the Company has provided the percentage of voting and economic rights attributable to the Manning & Napier Companies’ current group of investors in the diagram of its current organization structure prior to the reorganization transactions on page 37 of the prospectus.

Reorganization Transactions, page 7

Equity Ownership Interests, page 7

15.	We note your disclosure that “[i]n connection with the reorganization transactions, additional ownership interests in M&N Group Holdings will be granted to William Manning.” Please describe the reasons that, and the agreement pursuant to which, additional ownership interests in M&N Group Holdings will be granted to Mr. Manning. Please also comply with this comment under the heading “Equity Ownership Interests” on page 39.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 27, 38, 42 and 59 of the prospectus to set forth the reasons that additional ownership interests in M&N Group Holdings will be granted to Mr. Manning. The Company advises the Staff that Mr. Manning will be granted the additional ownership interests in M&N Group Holdings pursuant to the Amended and Restated Limited Liability Company Agreement of M&N Group Holdings.

The Exchange Agreement, page 8

16.

We note your disclosure that you “intend to award equity-based incentives to certain employees pursuant to the Manning & Napier, Inc. 2011 Equity Compensation Plan, or the 2011 Plan, to align their interests with [y]our stockholders.” Please clarify that possible equity-based incentives under your 2011 Plan include units of Manning & Group, LLC as well as other equity grants based on your Class A common stock, and

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provide a cross-reference to the discussion of your 2011 Equity Compensation Plan on page 109. Please also comply with this comment under the heading “Exchange Agreement” on page 40.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 9 and 43 of the prospectus and has provided a cross-reference on such pages to the discussion of the 2011 Equity Compensation Plan on page 116 of the prospectus.

The Offering, page 10

17.	Please revise your disclosure under this heading to indicate, as you do on page 46, that you intend to use the net proceeds from this offering to purchase Class A units of Manning & Napier Group and that Manning & Napier Group intends to then use those funds in the manner that you describe.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the prospectus to clarify that it intends to use a portion of the net proceeds from the offering to purchase Class A units of Manning & Napier Group from Manning & Napier Group, which in turn expects to use such net proceeds for general corporate purposes and strategic growth opportunities, and it intends to use the remaining portion of the net proceeds from the offering to purchase Class A units of Manning & Napier Group from M&N Group Holdings, which in turn expects to distribute such net proceeds to its members.

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 12

18.	It appears you intend to present a non-GAAP measure “Economic net income per share.” In your next amendment, please include reconciliations of GAAP earnings per share to this metric. Please refer to Question 102.5 of the Commission’s Compliance and Disclosure Interpretation for non-GAAP financial measures found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

In response to the Staff’s comment and in accordance with Question 102.5 of the Commission’s Compliance and Disclosure Interpretation for non-GAAP financial measures, the Company has revised the disclosure on page 15 of the prospectus to include a reconciliation of economic net income per share to net income per share. The Company respectfully submits that economic net income per share will only be presented in the Summary Selected Unaudited Pro Forma Combined Consolidated Financial Data of Manning & Napier, Inc. as economic net income per share can only be calculated in the Article 11 pro forma financial statements included in the prospectus.

19.	It appears to us the non-GAAP measures you identify here as “Adjusted EBITDA” and the related margin % are the same as the measures you identify on pages 58, 59,

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74 and 76 as “EBITDA” and the related margin %. Please consistently identify these non-GAAP measures throughout your filing. Since these measures exclude expenses related to the shares subject to mandatory redemption, it appears to us that you should identify them as “Adjusted EBITDA.”

In response to the Staff’s comment, the Company has revised the references to “EBITDA” and the related margin percentage throughout the prospectus to consistently identify these non-GAAP financial measures as “Adjusted EBITDA.” See, e.g., pages 14, 15, 61, 62, 71, 80 and 81 of the prospectus.

Risk Factors, page 16

Risks Related to our Class A Common Stock and this Offering, page 30

We have broad discretion in the use of the net proceeds to use..., page 32

20.	Please revise your disclosure under this heading to disclose, as you do on page 46, that you intend to use the net proceeds from this offering to purchase Class A units of Manning & Napier Group. Although you may retain disclosure regarding the uncertainty of the ultimate use of the net proceeds, please clarify that you are referring to Manning & Napier Group’s use of the proceeds, rather than your use of the proceeds, which appears certain.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the prospectus to clarify that it intends to use a portion of the net proceeds from the offering to purchase Class A units of Manning & Napier Group from Manning & Napier Group, which in turn expects to use such net proceeds for general corporate purposes and strategic growth opportunities, and it intends to use the remaining portion of the net proceeds from the offering to purchase Class A units of Manning & Napier Group from M&N Group Holdings, which in turn expects to distribute such net proceeds to its members.

Our Structure and Reorganization, page 36

21.	Please provide us an analysis of the historical ownership structures of the entities included in the combined financial statements and demonstrated how you determined they are under common control. Please provide us an explanation of your proposed accounting for the reorganization transactions, including the issuances of class B units and class B common stock to Mr. Manning and the issuance of class A units to other current equity holders.

Securities and Exchange Commission

August 18, 2011

The Company evaluated the reorganization transactions in connection with the guidance set forth in ASC 805, Business Combinations, and ASC 810, Consolidations, and concluded that each of the entities included in the combined financial statements are entities under the common control of a single majority shareholder or member, William Manning. This evaluation covers both the pre-reorganization and post-reorganization periods.

Following the reorganization transactions described on pages 37 through 40 of the prospectus, Manning & Napier Group will be controlled by the Company in its capacity as the sole managing member. Immediately prior to the consummation of this offering, shares of Class B common stock in the Company will be issued to Mr. Manning. Mr. Manning, as the holder of such shares of Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders. However, Mr. Manning will not have any economic rights associated with such shares of Class B common stock. As a result, Mr. Manning will control Manning & Napier Group via his control of the Company.

Similar to the analysis performed for the entities included in the combined financial statements, the Company concluded that each of (i) Manning & Napier Group, (ii) M&N Group Holdings and (iii) the Company, are ultimately controlled by Mr. Manning. Other than the aspects described above, the Company has concluded that the issuances of Class B units and Class B common stock to Mr. Manning and the issuance of Class A shares to other current equityholders do not have an impact on its common control conclusions.

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Reorganization Transactions and Post-IPO Structure, page 36

22.	Please provide a diagram, or a set of diagrams, illustrating the flow of securities described under this heading.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of the prospectus.

23.	Please describe the purpose of maintaining two classes of common stock and the strategic objectives and benefits of your capital structure.

The Company respectfully advises the Staff that it maintains two classes of common stock in order to separate a portion of the voting rights of the Company’s common stock from economic ownership of the Company for up to six years following the offering. Accordingly, the holder of the Company’s Class B common stock will retain control of a majority of the vote on all matters submitted to a vote of stockholders for up to six years following the offering. The Company has revised the disclosure on page 40 of the prospectus in accordance with the foregoing.

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Manning & Napier Group, LLC, page 38

24.	Please describe the purpose of maintaining two classes of common units and the strategic objectives and benefits of Manning & Napier Group, LLC’s capital structure.

The Company respectfully advises the Staff that Manning & Napier Group, LLC will maintain a second class of common units, its Class B units, that will be issued as incentive compensation to persons from time to time for no consideration or de minimis consideration, as such interests are intended to constitute “profits interests.” The Company has revised the disclosure on page 40 of the prospectus in accordance with the foregoing.

Dilution, page 49

25.	Please disclose the amount of dilution that purchasers in your offering will experience in the event that the underwriter exercises its over-allotment option in full.

The Company acknowledges the Staff’s comment. The Company respectfully submits that disclosure with respect to the amount of dilution that purchasers in its offering will experience in the event that the underwriter exercises its over-allotment option in full is already included immediately below the second table on page 52 of the prospectus. The Company has provided additional disclosure on page 52 of the prospectus to provide the dilution dollar amount per share to investors purchasing shares of Class A common stock in the offering. The Company will provide the omitted non-Rule 430A information in a subsequent amendment to the Registration Statement, and will provide the Staff with sufficient time to process such disclosure before distributing any preliminary prospectuses.

Unaudited Combined Consolidated Pro Forma Financial Information, page 50

26.	Although we are unable to review your pro forma financial information since it is incomplete, we did note that it appears to us you should revise the current format to provide sub-totals to reflect the impact of all pro forma adjustments related to the reorganization transactions that will occur prior to the offering and provide final pro forma totals to separately reflect the impact of the offering. Refer to Rule 10-02(b)(7) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56 and 58 of the prospectus.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62

27.	Please revise your tabular disclosures related to assets under management to:

•	Separately present and discuss gross client inflows and gross client outflows during each period presented.

•	Disclose average assets under management during each period presented.

•	Consider providing roll-forwards of assets under management by investment portfolio.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67 of the prospectus. However, the Company respectfully submits that it is not possible to separately disclose gross client inflows and gross client outflows for periods prior to January 1, 2010 for our mutual funds and collective investment trusts due to system limitations that existed prior to such date. The Company utilized a new system effective January 1, 2010 that allows it to separately disclose gross client inflows and gross client outflows for its mutual funds and collective investment trusts for 2010 and subsequent years. The Company has provided the net client inflows and net client outflows for such periods on pages 66 and 67 of the prospectus.

28.	Please provide a more specific and comprehensive discussion of the factors that impacted your results during each period presented by addressing the following:

•	Quantify and discuss the range of fees and the average effective fee for separately managed accounts during each period presented, including the reasons for changes in these amounts.

•	Quantify and discuss the range of fees and the average effective fee for mutual funds and collective investment trusts during each period presented, including the reasons for changes in these amounts.

•	Discuss if and how changes in investment concentrations in your assets under management impacted your results during each period presented.

•

Quantify and discuss changes in compensation and related costs as a percentage of average assets under management or revenues. Quantify and discuss changes in sub transfer agent and shareholder service fees as a percentage of applicable average assets under management or revenues.

•	Address how expenses related to the shares subject to mandatory redemption were determined during each period presented.

Securities and Exchange Commission

August 18, 2011

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 through 79 of the prospectus to include the following:

•

On pages 71-75, 77 and 78 of the prospectus, a presentation and discussion of the average separately managed account fees for the periods presented and a discussion of the reasons for the changes in fees over such periods;

•

On pages 71-75, 77 and 78 of the prospectus, a presentation and discussion of the average mutual fund and collective investment trust fees for the periods presented and a discussion of the reasons for the changes in fees over such periods;

•	On pages 73, 75 and 78 of the prospectus, a discussion of the impact of investment concentrations on our business;

•	On pages 73, 76 and 79 of the prospectus, a presentation and discussion of compensation and related costs as a percentage of revenue;

•

On pages 71-75, 77 and 78 of the prospectus, a presentation and discussion of sub-transfer agent and shareholder and shareholder service fees as a percentage of mutual fund and collective investment trust revenue; and

•

On pages 73, 76 and 79 of the prospectus, a clarification of the disclosure with respect to the expenses related to the shares subject to mandatory redemption to state that the liability is calculated based on the last four quarters of net revenue pursuant to the terms of an agreement with William Manning governing such redemption obligation, and that the related non-cash interest expense is based on the period-to-period change in such liability.

Critical Accounting Policies Revenue Recognition, page 66

29.	It appears your assets under management (AUM) are calculated using fair value methods and market appreciation/depreciation of your AUM have a significant impact on your revenues. Please include the following in your next amendment:

•	Include a discussion of the potential risks and uncertainties associated with fair value estimates and how they may impact your results.

•	Disclose the total dollar values or percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the prospectus. The Company has included disclosure that the underlying securities within the portfolios it manages, which securities are not reflected within its consolidated financial statements, are generally valued at market. For equity securities, market value generally means the last sales price or closing price for an equity security.

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For fixed income securities, market value generally means the bid price or the mean of the bid and ask prices. For short-term obligations, market value generally means the amortized cost of such short-term obligations.

Industry standard independent pricing services, fund accounting agents, custodians or brokers generally provide the prices for substantially all equity securities and fixed income securities. The Company’s internal price review processes are utilized to validate the appropriateness of the prices obtained from third parties.

As substantially all of the Company’s assets under management are valued by independent pricing services based upon observable market prices or inputs, the Company believes market risk is the most significant risk underlying valuation of its assets under management, as discussed in the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosure About Market Risk.” In accordance with the foregoing, the Company has revised the disclosure on page 70 of the prospectus to include the total dollar values of assets under management to illustrate how its assets under management fit within the Level 1, Level 2 and Level 3 criteria set forth in ASC 820.

Liquidity and Capital Resources, page 75

30.	We note your disclosure indicates you intend to distribute to your pre-offering members all the “retained profits” as of the date of the consummation of the offering. Please explain if you intend to include a pro forma adjustment related to this planned distribution in your pro forma disclosures. Also, please note that if the planned distributions and any other distributions that occurred after your balance sheet date will result in a material reduction in equity, you should present pro forma equity disclosures, reflecting all such distributions, alongside the historical disclosures in your most recent balance sheet.

The Company advises the Staff that the Manning & Napier Companies have historically distributed all of their retained profits to their members periodically throughout the year, and they intend to distribute to their pre-offering members all of their undistributed year-to-date profits in the ordinary course of business prior to the effectiveness of the Registration Statement. The Company has revised the disclosure on page 81 of the prospectus in accordance with the foregoing and in response to the Staff’s comment.

The Company respectfully submits that, as a result of the foregoing, it does not intend to include a pro forma adjustment related to such planned distribution in its pro forma disclosures in the Article 11 pro forma financial statements or in the historical financial statements included in the prospectus. Accordingly, the Company has revised the disclosure on page 59 of the prospectus to delete any reference to such distribution as a pro forma adjustment.

Securities and Exchange Commission

August 18, 2011

Business, page 82

31.	It appears to us that you should provide more complete performance disclosures for each period presented, by investment vehicle and/or portfolio as well as the most directly comparable benchmark performance during each period.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the prospectus. The Company respectfully submits that such revised disclosure provides more complete performance disclosures for the period presented, by investment vehicle or portfolio as well as the most directly comparable benchmark performance during each period.

Products and Services, page 89

32.	We note your disclosure on page 85 that “employers will be increasingly interested in working with providers that can take a holistic view of benefit plan design and can help solve problems with both retirement benefit plans and health benefit plans” and on page 87 that you have “launched technology driven products and services to assist both employers and employees with their health and wealth planning.” Under an appropriate heading, please describe in more detail the technology driven products and services to which you refer. See Item 101(c)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has included new disclosure on page 97 of the prospectus under the heading “Ancillary Consultative Services” to describe its technology driven products and services.

33.	We note your reference under the heading “Sales and Distribution” on page 91 to services provided by Client Analytics Group. Please describe these services under this heading. See Item 101(c)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has included disclosure on page 97 of the prospectus under the heading “Ancillary Consultative Services” to describe the services provided by its Client Analytics Group.

Competition, page 92

34.	Please describe the general methods of competition in your industry. See Item 101(c)(1)( x) of Regulation S-K.

In response to the Staff’s comment, the Company has included new disclosure on page 99 of the prospectus. The Company respectfully submits that such revised disclosure sufficiently describes the general methods of competition in its industry pursuant to Item 101(c)(1)(x) of Regulation S-K.

Securities and Exchange Commission

August 18, 2011

Management, page 97

35.	Please tell us what consideration you gave to providing biographical disclosure regarding the members of your Senior Research Group. Please refer to Item 401(c) of Regulation S-K. In this regard, we note your risk factor disclosure on page 16 to the effect that you “particularly depend on [y]our Senior Research Group, which is a team of ten senior analysts who manage [y]our portfolios....”

The Company acknowledges the Staff’s comment. The Company has determined that members of its Senior Research Group are significant employees pursuant to Item 401 of Regulation S-K and has accordingly revised the disclosure on pages 104 and 105 of the prospectus to include biographical disclosure regarding such individuals pursuant to Item 401(c) of Regulation S-K.

Executive Compensation, page 101

Principal Components of Compensation, page 103

36.	We note your disclosure that “[a]nnual cash incentive compensation is based on a number of variables that are linked to company-wide performance for that year and over the longer term” and that you “have historically used predetermined incentive formulas to evaluate performance....” Please disclose the incentive formulas that you used in determining the annual cash incentive compensation to award your named executive officers in 2010 and identify the items of company-wide and individual performance that factored into such formula and that you otherwise took into account. Please also disclose any applicable performance targets and your actual performance relative to those targets, and describe how the annual cash incentive compensation that you ultimately awarded to your named executive officers reflected the comparison between actual and target performance.

The Company acknowledges the Staff’s comment. The Company respectfully submits that it has not awarded cash incentive compensation to its named executive officers in 2010, and instead awarded cash bonus compensation to certain of its named executive officers as reflected in the revised disclosure on pages 110 and 111 of the prospectus in response to the Staff’s comment 37. In addition, the Company has not used predetermined incentive formulas that are material to the exercise of discretion by the Company to determine any annual cash incentive compensation, nor are there any applicable performance targets related to any determination of any annual cash incentive compensation. The Company has revised the disclosure on pages 110 and 111 of the prospectus in accordance with the foregoing.

Summary Compensation Table, page 107

37.	In light of your disclosure on pages 103 and 104 regarding the manner in which you determined the amounts of annual cash incentive compensation to award to your

Securities and Exchange Commission

August 18, 2011

named executive officers, it appears that those amounts should be disclosed under a column entitled “Non-Equity Incentive Compensation,” rather than under the “Bonus” column. Likewise, it appears that you should provide a grants of plan-based awards table that includes information regarding the annual cash incentive awards that your named executive officers were eligible to receive in 2010. See Item 402(d) of Regulation S-K. Please revise your disclosure or advise us accordingly.

The Company acknowledges the Staff’s comment. The Company has revised the disclosure on pages 110 and 111 of the prospectus to clarify that the additional cash compensation paid to certain of its named executive officers annually is bonus compensation, and not non-equity incentive compensation. The Company respectfully submits that none of its named executive officers receive such compensation as a result of meeting performance targets and all of such compensation is payable at the discretion of the Company. Accordingly, the Company respectfully submits that the disclosure is appropriately included under the “Bonus” column in the Summary Compensation Table on page 114 of the prospectus, and a grants of plan-based awards table is not applicable as no cash incentive awards were granted to the Company’s named executive officers, nor were such individuals eligible to receive cash incentive awards, in 2010.

Outstanding Equity Awards at Fiscal Year End 2010, page 108

38.	Please disclose in a footnote to your outstanding equity awards table the vesting dates of the unvested shares held by your named executive officers. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the prospectus.

Director Compensation, page 109

39.	Please explicitly state, if true, that you did not pay your directors any compensation during the year ended December 31, 2010.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the prospectus.

Certain Relationships and Related Party Transactions, page 114

40.	Please describe under this heading the agreement pursuant to which you owe a mandatory redemption obligation to Mr. Manning and the terms of your arrangement with Mr. Manning pursuant to which you will no longer owe him such obligation.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the prospectus.

Securities and Exchange Commission

August 18, 2011

Principal and Selling Stockholders, page 115

41.	Please provide a brief description under this heading of the transaction pursuant to which the selling stockholder will acquire the shares of Class A common stock being registered for resale.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, as the selling stockholder will no longer participate in the offering, such description is no longer applicable.

42.	Please delete the reference to “Principals and Selling Stockholders” in the second paragraph on page 115.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, as the selling stockholder will no longer participate in the offering, it has revised the disclosure on page 123 of the prospectus to delete the second paragraph.

43.	Please identify the natural persons who have voting and/or dispositive authority over the shares owned by M&N Group Holdings, LLC. See Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment. The Company respectfully submits that, as the selling stockholder will no longer participate in the offering, no identification of the natural persons who have voting and/or dispositive authority over the shares owned by M&N Group Holdings, LLC is necessary in this section.

Description of Capital Stock, page 117

Class B Common Stock, page 117

44.	Please disclose under this heading the mechanism(s) by which the holder of your Class B common stock will control a majority of the vote on all matters submitted to a vote of stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the prospectus to include that the number of votes for each share of Class B common stock will be equal to the quotient derived by dividing the total number of issued and outstanding shares of Class B common stock as of the closing date of the offering into a number equal to 101% of the aggregate number of votes which could be cast by the holders of the Class A common stock and any other equity securities of the Company entitled to vote, as calculated on the date of such vote.

Where You Can Find Additional Information, page 132

45.	We note your disclosure in the first paragraph under this heading to the effect that all statements in the prospectus as to the contents of any contract or other document

Securities and Exchange Commission

August 18, 2011

filed as an exhibit to the registration statement are qualified by reference to the copy of such document or contract filed as an exhibit to the registration statement. However, you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the prospectus.

Combined Consolidated Financial Statements

Note 3. Investments in Marketable Securities, pages F-14 and F-29

46.	Please provide all the disclosures required by ASC 320-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 to provide all disclosures required by ASC 320-10-50. In addition, the Company has included all disclosures required by ASC 320-10-50 on pages F-30-F-32 with respect to the unaudited combined consolidated financial statements of the Company for the six months ended June 30, 2011.

Note 9. Mandatory Redeemable Obligation, page F-17 and Note 6. Mandatory Redeemable Obligation, page F-31

47.	Please explain how you determined it is appropriate to classify the expense related to the change in redemption value of the shares subject to mandatory redemption as interest expense.

The Company determined it is appropriate to classify the expense related to the change in redemption value of the shares subject to mandatory redemption as interest expense through consideration of the following factors:

•

The mandatory redeemable financial instrument was determined to fall within the scope of ASC 480 as the financial instrument is in the form of shares and embodies an unconditional obligation to redeem the shares. In accordance with ASC 480, the change in amount as compared to the amount from the previous reporting date should be recorded as interest expense as the amount that is to be paid and the settlement date varies; and

•

The Company determined that the expense does not represent compensation as the arrangement is not forfeited if employment terminates. The mandatory redemption obligation is paid to the estate of William Manning upon his death as payment for the purchase of the shares of the Manning & Napier Companies owned by Mr. Manning.

Securities and Exchange Commission

August 18, 2011

Combined Consolidated Statements of Income, page F-23

48.	Please provide pro forma income tax and net income disclosures for the current interim period, similar to the disclosures provided on page F-7.

In response to the Staff’s comment, the Company advises the Staff that pro forma income tax and net income disclosures for the six months ended June 30, 2011 have been added on page F-24 of the prospectus, similar to the disclosures provided on page F-7 of the prospectus with respect to the Combined Statements of Income for the years ended December 31, 2008, 2009 and 2010.

Item 16. Exhibits and Financial Statement Schedules, page II-2

49.	All exhibits are subject to our review. Accordingly, please file or submit all exhibits required by Item 601 of Regulation S-K with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion, consents, related party agreements, and other exhibits once they are filed.

The Company acknowledges that the Staff may have comments on the legal opinion, consents, related party agreements and other exhibits once filed and will provide the Staff with adequate time to review such exhibits.

50.	We note that the following agreements are not included in your exhibit list.

•	Amended and restated shareholders agreement referenced on page 7.

•	Manning & Napier, Inc. 2011 Equity Compensation Plan referenced on page 9.

•	Form of indemnification agreement referenced on page 99.

•	Employee agreements entered into with Messrs. Coons, Cunningham, and Stamey referenced on page 107.

Please file these agreements with your next amendment or as soon as possible or explain to us why you are not required to do so under Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company respectfully submits that inclusion of the amended and restated shareholders’ agreement previously referenced on page 7 and elsewhere in the prospectus is not material or necessary for its potential investors’ understanding of this offering or the Company. Accordingly, the Company has revised the disclosure on such pages to delete the references to the amended and restated shareholders’ agreements. The Company will file as an exhibit a summary of the new vesting terms referenced on such pages in a subsequent amendment to the Registration Statement, and will provide the Staff with adequate time to review such exhibit.

Securities and Exchange Commission

August 18, 2011

The Company respectfully submits that the Manning & Napier, Inc. 2011 Equity Compensation Plan referenced on page 9 and elsewhere of the prospectus is listed as Exhibit 10.5 to the Registration Statement. The Company will file such exhibit in a subsequent amendment to the Registration Statement and will provide the Staff with adequate time to review such exhibit.

The Company has revised the exhibit list to include the form of indemnification agreement referenced on page 106 of the prospectus and the employment agreements with Messrs. Coons, Cunningham and Stamey referenced on pages 114 and 115 of the prospectus. The Company will file such exhibits in a subsequent amendment to the Registration Statement and will provide the Staff with adequate time to review such exhibits.

*****

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1435 or Harold Levine at (212) 592-1464 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ IRWIN A. KISHNER
Irwin A. Kishner

cc:	Securities and Exchange Commission

Hagen Ganem

Kevin Stertzel

Anne McConnell

Manning & Napier, Inc.

Patrick Cunningham

Richard B. Yates